FORM 3
                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION          _____________________
                 WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                     |_____________________|
                  INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
           BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                     |   DECEMBER 31, 2001 |
       Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,            |BURDEN HOURS         |
        Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
          Holding Company Act of 1935                |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person*

       Cancio                        Luis                         A.
   _______________________________________________________________________
        (Last)                      (First)                    (Middle)

       c/o Rayovac Corporation, 5201 Blue Lagoon Drive, Suite 817
   _______________________________________________________________________
                                   (Street)

       Miami                        Florida                      33126
   _______________________________________________________________________
        (City)                      (State)                      (Zip)

 ___________________________________________________________________________
 2.  Date of Event Requiring Statement (Month/Day/Year)

                August 1, 1999
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (voluntary)
 ___________________________________________________________________________
 4.  Issuer Name and Ticker or Trading Symbol

                       Rayovac Corporation (ROV)
 ___________________________________________________________________________
 5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     ( ) Director
     ( ) 10% Owner
     (X) Officer (give title below)
     ( ) Other (specify below)

      Senior Vice President and General Manager,
      Rayovac Latin America
      _____________________________________
 ___________________________________________________________________________
 6.  If Amendment, Date of Original (Month/Day/Year)

 ___________________________________________________________________________
 7.  Individual or Joint/Group Filing (Check Applicable Line)
     _X_Form filed by One Reporting Person
     ___Form filed by More than One Reporting Person

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 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 ___________________________________________________________________________
 1. Title of Security (Instr. 4)

               Common Stock, par value $.01 per share

 ___________________________________________________________________________
 2. Amount of Securities Beneficially Owned (Instr. 4)

               3,000 shares
 ___________________________________________________________________________
 3. Ownership Form: Direct (D) or Indirect (I)(Instr. 5)

               Direct
 ___________________________________________________________________________
 4. Nature of Indirect Beneficial Ownership (Instr. 5)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 * If the form is filed by more than on reporting person, see Instruction 5(b)(v)

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 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)

             Employee Stock Option (Right to Buy)
 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)

                (1)                                          (2)
      ________________________                  _________________________
          Date Exercisable                            Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

         Common Stock, par
         value $.01 per share                            100,000
    ________________________________        _______________________________
                Title                          Amount or Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security

                         $20.9375 per share
 __________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 5)
                             Direct
 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)

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    EXPLANATION OF RESPONSES:

 (1) Options to purchase 50,000 shares become exercisable at a rate of 25% per year over a four year period and options to purchase an additional 50,000 shares become exercisable on September 30, 2009, with accelerated vesting over the next five fiscal years based upon the Company's achievement of certain financial performance goals. All outstanding options will become fully exercisable in the event of a change of control of the Company.

 (2)  Options to purchase 50,000 shares will terminate upon the earliest of
      (i) a change of control of the Company; (ii) the effective date of any public offering of shares registered under the Securities Act of 1933, subject to certain conditions; or (iii) September 30, 2009. Options to purchase an additional 50,000 shares will terminate upon the earliest of
      (i) a sale of the Company; (ii) the effective date of any public offering of shares registered under the Securities Act of 1933, subject to certain conditions; or (iii) October 10, 2009.




       /s/  Luis A. Cancio                               12/8/99
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                      DATE


 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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